Exhibit 14.1

RIOT PLATFORMS, INC.

CODE OF ETHICS AND BUSINESS CONDUCT

Effective October 1, 2026

Our core values drive our culture, vision, and mission. This Code of Ethics and Business Conduct (this “Code”) has been adopted by Riot Platforms, Inc. (the “Company”) to provide clear and practical written standards and guidance to directors, officers, employees (including temporary employees), contractors, consultants and interns of the Company, and its subsidiaries, (collectively, “Covered Persons”), and should be used as the foundation for how we treat others, conduct business, and make decisions on the Company’s behalf. In addition, this Code does not reflect all policies and procedures of the Company, certain of which are set forth in other policies that are available either in the Employee Handbook or upon request directed to the Company’s Chief Legal Officer or to the Office of People Operations.

This Code has been adopted by the Company’s Board of Directors (the “Board”), which will take appropriate actions to regularly oversee its enforcement.

1.	Core Values.

Transparency. We communicate clearly and transparently. We practice radical candor.

Accountability. We are ethical and can be counted on. We own our wins and our losses.

Urgency. We move with deliberate speed and intention.

Teamwork. We know that by working together, we can go further than we can alone.

Attention to Detail. We are meticulous and thoughtful in our work and decision-making.

2.	Honest and Ethical Conduct.

The Company is committed to conducting its business in accordance with the highest standards of business conduct and ethics, and applicable laws, rules, and regulations. Covered Persons are expected to comply with these standards and to report any known or suspected violations promptly in accordance with this Code.

3.	Conflicts of Interest.

Each Covered Person must avoid conflicts of interest as well as situations that give the appearance of a conflict. Conflicts of interest are prohibited except as approved or waived in writing in accordance with this Code. A conflict of interest occurs when your personal interests interfere, or appear to interfere, with the interests of the Company as a whole. Conflicts of interest can make it difficult for personnel to perform their jobs objectively and effectively. In some instances, even the potential for, or appearance of, a conflict can cause a problem. For example, a conflict of interest could exist if a Covered Person:

•

Accepts a gift, service, payment, or other benefit of more than nominal value from a competitor, supplier, or customer of the Company, or any entity or organization with which the Company conducts business or seeks to conduct business; provided gatherings sponsored by customers or suppliers in the ordinary course of business are permissible;

•

Lends to, borrows from, or has a material financial interest (direct or indirect) in a competitor, supplier, or customer of the Company, or any entity or organization with which the Company conducts business or seeks to conduct business;

•	Accepts compensation (in any form) for services performed for the Company from any source other than the Company;
•

Serves as a director, officer, partner, consultant, or in any other significant role, in any competitor, supplier, or customer of the Company, or any entity or organization with which the Company conducts business or seeks to conduct business;

•	Acts as a broker, finder, or other intermediary for the benefit of a third party in transactions involving the Company or its interests;
•	Knowingly competes with the Company; or
•	Conducts significant outside business activity that precludes the Covered Person from devoting appropriate time and attention to such Covered Person’s responsibilities with the Company.

This Code requires the ethical handling of conflicts that cannot be avoided. Any situation, transaction or relationship that you are involved in that may give rise to an actual, apparent or potential conflict of interest must be disclosed in advance to and, if appropriate, approved by (a) for officers and directors, the Board (or, for Interested Transactions under the Company’s Related Party Transactions Policy, the Audit Committee, in accordance with the Related Party Transactions Policy) and (b) for other employees, the Chief Legal Officer or the Chief Legal Officer’s designee.

4.	Company Opportunities.

You are required to advance the Company’s legitimate business interests whenever possible. This means that Covered Persons are prohibited from taking for themselves opportunities that should belong to the Company (e.g., opportunities discovered using Company property, information, or position) unless disclosed in advance to and, if appropriate, approved by (a) for officers and directors, the Board and (b) for other employees, the Chief Legal Officer or the Chief Legal Officer’s designee. Transactions between the Company and its directors, executive officers, or their related parties are separately subject to the Company’s Related Party Transactions Policy.

5.	Fair Dealing.

Each Covered Person should endeavor to treat everyone fairly and equitably. No Covered Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice. We respect and value people for their talent, contributions, and potential, and are committed to maintaining a culture of integrity and respect in all interactions.

6.	Workplace Ethics.

Anti-Harassment and Non-Discrimination

The Company and each Covered Person shall act with integrity and respect in all interactions with employees, business relations, and members of the communities in which the Company conducts business. The Company does not tolerate harassment of any kind. Harassment is any conduct that makes the work environment unsafe, intimidating, offensive, or hostile. Harassing behavior may be sexual or non-sexual and can be physical, verbal, or visual, including conduct through electronic communications or social media related to our workplace. Additionally, the Company values diversity and believes it gives us perspectives

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and ideas that help us think big, enabling our future success. The Company does not tolerate discrimination of any kind. Discrimination is the unfair or prejudicial treatment of another and is never permitted on the basis of protected characteristics. Protected characteristics include, but are not limited to, age, race, ancestry, physical or mental disability, marital status, sex, gender, sexual orientation, perceived or actual religious creed, or military and veteran status. All employees, including supervisors and managers, will be subject to disciplinary action up to and including termination for any act of harassment.

The Company is dedicated to fostering an inclusive and diverse workplace. We want all employees to feel comfortable being themselves and to do their very best work. Each Covered Person is expected to maintain a workplace free of discrimination and harassment and is encouraged to report any incident of discrimination or harassment to the Office of People Operations, such person’s supervisor, or a member of management in accordance with our Non-Harassment and Anti-Discrimination Policy.

Employee Health and Safety

Employees, officers and directors of the Company are required to adhere to all applicable laws, rules, regulations, and professional standards related to employee health and safety. Each employee, officer and director have a responsibility to the Company and to each other to promote a safe and secure workplace for all employees. Establishing safety culture across our organization requires each Covered Person to be a leader in health and safety and to comply with all applicable laws, regulations, standards, and policies related to health, safety, and environmental matters. Each Covered Person is responsible for implementing the health, security, safety, and environmental measures necessary to maintain the highest standards of health and safety in our operations. Each Covered Person shall ensure work areas are secured and free from hazards and workplace violence and promptly report any unsafe conditions, incidents, or concerns.

The Company values and prioritizes the health and safety obligations of Covered Persons. Any known or suspected violations of such laws, rules, regulations, or standards, or potential health or safety hazards in the workplace, should be reported to a supervisor or the Office of the Chief Legal Officer. For more information on employee health and safety, please refer to your Employee Handbook.

7.	Protection and Proper Use of Company Property and Information.

Tangible and Intangible Property

Physical property such as facilities, supplies, equipment, inventory, cash, and company accounts are Company property. Company property also includes intangible assets such as the Company’s network and computer systems, approved artificial intelligence tools (“AI”) and outputs, power and energy sources, intellectual property, software, data, and any digital assets held or managed by the Company. All Covered Persons are responsible for protecting and using Company property responsibly. Theft, carelessness, and waste have a direct impact on the Company’s profitability and reputation. All Company property should be used only for legitimate business purposes. It is a violation of this Code and the law to divert assets through fraud or embezzlement or to misuse or improperly access Company systems, data, or digital assets. Be sure to secure your computers, phones, tablets and other devices properly when unattended. Before sending information considered sensitive or vulnerable, you should password protect or encrypt the information.

The Company respects the intellectual property rights of others, just as we expect others to respect our intellectual property. Covered Persons must use patents, copyrights, trademarks, and other intellectual property belonging to others only after obtaining proper licenses and permissions. Covered Persons may not use Company systems, networks, or resources to acquire, share, or store copyrighted material that is not properly licensed.

Confidential Information

Protecting the Company’s confidential information is every Covered Person’s responsibility. Confidential information is non-public information that may be useful to existing or potential stockholders

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or competitors, or harmful to the Company, our business partners, or our customers if it is disclosed. This includes all information, in any format, that the Company has a legitimate business interest in protecting. Confidential information includes technology, products, concepts, valuable ideas, trade secrets, technical information, strategies, business and product plans, customer and employee information, as well as other non-public information about the Company (whether or not material to the Company) or that might be of use to competitors or harmful to the Company, its customers, suppliers or other stakeholders if disclosed. Covered Persons must maintain the confidentiality of confidential information entrusted to them by the Company, except when disclosure is expressly authorized by the Chief Legal Officer, or the Chief Legal Officer’s designee, or is legally mandated, or otherwise required under whistleblower protections or applicable law. Whenever feasible, Covered Persons should consult the Office of the Chief Legal Officer if they believe they have a legal obligation to disclose confidential information. The obligation to treat information as confidential does not end when an individual leaves the Company. Upon separation from the Company, everything that belongs to the Company, including all documents and other materials containing confidential information, must be returned to the Company. Nothing in this Code, or in any other Company policy or agreement, limits a Covered Person’s ability to report possible violations of law to, or otherwise communicate with, any governmental agency or entity, including the Securities and Exchange Commission, or to receive a monetary award for information provided to a governmental agency in accordance with applicable whistleblower protection laws. Covered Persons are not required to obtain prior authorization from, or to notify, the Company before making any such report, communication, or disclosure.

Use of Artificial Intelligence

All Covered Persons must use AI tools responsibly, securely, and only for legitimate business purposes. Although the Company AI Policy may apply specifically to employees and persons with access to Company systems, all Covered Persons are expected under this Code to follow the same core principles when using AI in connection with Company business.

Covered Persons may use only approved AI tools and may not input confidential, proprietary, personal, sensitive, or non-public information unless authorized and appropriately protected. Covered Persons remain responsible for AI-assisted work and must review AI outputs for accuracy, bias, completeness, and appropriateness before use or sharing. AI may not be used to circumvent Company control or to violate this Code, the Company AI Policy, any other Company policy, or applicable law.

Company Inquiries

To ensure that the Company speaks with one voice and has a consistent message, only designated spokespersons within the Company are authorized to make certain statements to the public on behalf of or about the Company. If you are contacted by anyone outside the Company seeking information about the Company and you have not been expressly authorized by the Chief Executive Officer or the Chief Financial Officer to provide such information, you should refer the request to the Chief Financial Officer and Investor Relations. Requests for information from regulators or the government should be referred to the Chief Legal Officer and Office of Public Policy.

8.	Compliance with Law.

The Company and all Covered Persons shall respect and comply with all applicable laws, rules, and regulations of the United States, other countries, and the states, localities, and other jurisdictions in which the Company conducts its business. The Company is subject to legal requirements that are both numerous and complex. All Covered Persons should understand those laws that apply to them in the performance of their responsibilities and take steps to ensure that the parts of the Company’s operations with which they are involved are conducted in conformity with those laws.

The failure of Covered Persons to adhere to the law could result in both personal and Company civil or criminal liability. Each Covered Person is charged with the responsibility of reporting to the Chief

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Financial Officer or the Office of the Chief Legal Officer any behavior or conduct related to the Company’s business or affairs that could reasonably constitute a criminal offense or a material regulatory violation.

If a Covered Person has questions or concerns about whether such person’s or another person’s conduct may result in civil or criminal liability, such Covered Person should consult the Chief Financial Officer, the Office of the Chief Legal Officer or the various guidelines that the Company has prepared on specific laws, rules and regulations. Guidelines may be obtained through the Office of People Operations. Similarly, if you believe that directions from a manager or supervisor may violate applicable law, please consult with a different manager or supervisor, the Chief Financial Officer, the Office of the Chief Legal Officer, or other legal counsel.

Anti-Money Laundering

Money laundering is the process by which individuals or entities move criminal funds through the financial system in order to hide traces of their criminal origin or otherwise try to make these funds look legitimate. No Covered Person shall conduct business on behalf of the Company with any counterparty that such Covered Person knows to be engaged in money laundering or other criminal financial activities. Covered Persons who solicit, engage, and supervise customers, vendors, suppliers, and other business relations in the performance of their duties are responsible for conducting appropriate risk-based due diligence on such counterparties, including verifying the ownership of such counterparties. Any new customer, vendor, or supplier relationship, or other relationship with a new business relation, should be reported to the Office of the Chief Legal Officer, who can provide more information on due diligence and anti-money laundering compliance procedures.

Anti-Corruption and Anti-Bribery

All Covered Persons are strictly prohibited from engaging in bribery, kickbacks, or any other corrupt behavior. Giving, or promising to give, anything of value (including cash, gifts, travel, entertainment, or other benefits) in exchange for an improper advantage is a bribe. Covered Persons shall not give or offer anything of value to a third party to improperly secure an advantage or preferential treatment. Any request for or offer of a bribe or kickback should be reported to a manager or supervisor, or to the Office of the Chief Legal Officer. In addition, Covered Persons who supervise third parties, such as customers, vendors, and suppliers, should conduct appropriate due diligence on such third parties and actively monitor their activities to ensure no illegal payments are being made by such persons.

Interacting with government officials presents unique challenges. The laws governing such interactions are complex and violations could result in serious criminal and civil penalties. Penalties may include significant fines and imprisonment. You must obtain approval from the Office of the Chief Legal Officer before offering anything to a government official.

Antitrust and Anti-Competitive Practices

Antitrust and competition laws protect consumers and competitors by promoting fair business practices. Covered Persons should exercise extreme care and discretion when communicating with competitors. Though antitrust and anticompetitive restrictions may vary, they may include, but are not limited to:

•	Making agreements with competitors that restrain trade;
•	Price-fixing, and the exchange of certain information including but not limited to pricing, costs, margins, or strategic planning;
•	Discussions that could create the appearance of an improper agreement or understanding with any competitor, customer, vendor, supplier, or other business relation;
•	Bid rigging;
•	Boycotting specified suppliers or customers;

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•	Engaging in anti-competitive behaviors; and
•	Giving false or misleading information about the Company or making false or misleading statements about competitors.

If a Covered Person receives commercially sensitive information of any such third party, whether intentionally or unintentionally, the Covered Person should contact the Office of the Chief Legal Officer immediately and should not review or distribute the information.

9.	Financial Integrity.

The Company maintains a system of internal controls to reinforce compliance with the many legal, accounting, tax, and regulatory requirements applicable to the Company. Our stockholders rely on us to maintain accurate controls and complete books and records. These are the foundation of our public disclosures, and they must maintain an accurate account of our operations and financial standing. Each Covered Person has a role to make sure the Company’s finances are not utilized inappropriately. We must make sure our financial records are complete, accurate, and in compliance with our internal controls and procedures.

Each Covered Person is personally responsible for the accuracy of the information and records under their control. Never give incorrect facts, falsify any record or account, or interfere in any way with audits of our financial records. If you have questions about financial integrity or believe there are falsified or inaccurate reports or records, please submit a complaint in accordance with our Whistleblower Policy or contact the Office of the Chief Legal Officer immediately.

10.	Public Reporting.

As a public company, it is of critical importance that the Company’s public disclosures, including filings with the Securities and Exchange Commission, be full, fair, accurate, timely, and understandable. A Covered Person may be called upon to provide necessary information to assure that the Company’s public disclosures are complete, fair, and understandable. The Company expects Covered Persons to take this responsibility seriously and to provide prompt and accurate responses to inquiries related to any of the Company’s public disclosure requirements.

All Company books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls.

In addition, each Covered Person must immediately bring to the attention of the Chief Financial Officer or the Chief Legal Officer any information that the Covered Person may have concerning (i) significant deficiencies in the design or operation of internal control over financial reporting that could adversely affect the Company’s ability to record, process, summarize, or report financial data or (ii) any fraud whatsoever that involves management, directors, or other Covered Persons.

11.	Compliance with this Code.

This Code applies to all Covered Persons. Because this Code is a key component of the Company’s compliance program and plays an integral role in safeguarding the Company’s ethical culture and reputation, Code violations may result in serious disciplinary action which may include termination of employment or services, or removal from the Board. Civil or criminal penalties, including significant fines and imprisonment, may also result from not following this Code or the law.

12.	No Retaliation.

Certain laws and regulations prohibit retaliatory action against employees who report potential wrongdoing in certain circumstances. The Company does not allow retaliation against Covered Persons for

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reporting concerns in good faith. Making a report in “good faith” means that you have provided all the information you have and that you reasonably believe there has been a possible violation of applicable law, regulation, rule or standard, this Code or any other Company policy, even if your report turns out to be unsubstantiated. The Company also prohibits retaliation against anyone as a result of their good faith participation in an investigation. Retaliation may include firing, suspending, harassing, demoting, disciplining, discriminating against, or intimidating someone.

Anyone violating our no retaliation policy will be subject to disciplinary action. Such disciplinary action may include termination, with or without notice, as allowed by applicable laws. In addition, where an investigation results in a determination that a Covered Person violated this Code or any other Company policy, this provision does not prohibit the Company from taking disciplinary action, including termination of employment or contract, against such Covered Person even if that person has participated in good faith in the investigation.

13.	Reporting and Raising Concerns.

There may be times when you are faced with a difficult situation not specifically addressed in this Code or other policy. If you are ever unsure about the right thing to do in a business situation, you should seek guidance. In addition, you have a responsibility to promptly report if you know of or suspect misconduct. Misconduct may include when:

•	You suspect or are aware of a violation of the Code or other policies;
•	Laws have been violated or a crime committed;
•	You are aware of a bribe or potential bribe;
•	You are aware of harm to Company property, the environment or to the health and safety of individuals; or
•	You are aware of retaliation.

Each Covered Person has an obligation to promptly report to their supervisor, the Office of People Operations (for concerns or matters related to employment), the Chief Financial Officer, or the Office of the Chief Legal Officer any situation that may involve a violation of this Code. Complaints regarding accounting, internal accounting controls or auditing matters (“Accounting Matters,” as defined in our Whistleblower Policy) should be submitted to the Office of the Chief Legal Officer through the Whistleblower Helpline and will be received, investigated and resolved under the oversight of the Audit Committee in accordance with our Whistleblower Policy. All other reports will be handled under this Code. Reports of alleged or suspected violations of the Code should be factual, rather than speculative or conclusory, and should contain as much specific detail as reasonably available to allow for proper assessment. The report should be candid and should clearly set forth all the information the Covered Person knows about the alleged or suspected violation. In addition, the report should contain sufficient corroborating information to support the commencement of an investigation. The Company may, in its reasonable discretion, determine not to commence an investigation if a report contains only unspecified or broad allegations of wrongdoing without appropriate factual support.

Situations that may involve a violation of this Code may not always be clear. Covered Persons are encouraged to discuss questions or concerns about violations of laws, rules, or regulations with the Chief Financial Officer or the Chief Legal Officer.

Covered Persons may request that their report of a concern through any of the channels listed above be treated confidentially subject to the Company’s interests in properly investigating the concern and/or taking other action to protect the health and safety of individuals and the Company’s interests. Covered Persons may also submit reports anonymously, where permitted by applicable law, through the Company’s Whistleblower Helpline.

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14.	Enforcement of this Code.

If an alleged or suspected violation of this Code is reported, the Company shall conduct due inquiry into the basis of the report to evaluate its credibility. If such report is determined to be reasonably credible, a member of management will notify the Covered Person who is the subject of such report (unless it is determined that notification will adversely impact an investigation of the report), and such Covered Person shall immediately cease the behavior giving rise to such alleged or suspected violation and shall cooperate with Company management to mitigate the effects of such alleged or suspected violation. If members of management determine it is necessary or in the best interest of the Company, if the report concerns matters covered by our Whistleblower Policy, or as otherwise required by applicable law, information about the alleged or suspected violation will be escalated to the Board (or a committee of the Board, as appropriate). The Board (or the appropriate committee) shall then, either directly or through the services of others under its supervision, which may include directors, members of management, and outside counsel and advisors:

•	evaluate such information as to gravity and credibility;
•	if necessary, initiate an informal inquiry or a formal investigation with respect thereto;
•	if appropriate, prepare a written report of the results of such inquiry or investigation, including recommendations as to the disposition of such matter;
•	if appropriate, make the results of such inquiry or investigation (including disciplinary action) available to the public; and
•	if appropriate, recommend changes to this Code that the Board deems necessary or desirable to prevent similar violations of this Code.

The Company uses disciplinary processes that will treat all employees, officers and directors of the Company fairly. Behavior inconsistent with this Code, or other policies, applicable laws or regulations may lead to disciplinary action up to and including termination, unless those disciplinary actions are prohibited by applicable law. The Company pursues those who attempt to commit crimes and other unlawful acts and refers them to prosecution or to government agencies as appropriate. Disciplinary actions may include counseling, oral or written reprimands, warnings, probations or suspensions (with or without pay), demotions, reductions in salary, terminations of employment, and restitution.

For the avoidance of doubt, the jurisdiction of the Board shall include, in addition to the Covered Person alleged or suspected to have violated this Code, any other Covered Person involved in the wrongdoing such as (i) persons who fail to use reasonable care to detect a material violation and (ii) persons who withhold material information about an alleged or suspected violation of this Code when requested to disclose such information.

15.	Regulation S-K and Nasdaq Listing Rules.

The Company has adopted this Code pursuant to Item 406 of Regulation S-K of the Securities and Exchange Commission and Rule 5610 of the Nasdaq Listing Rules. This Code is the sole code of ethics adopted by the Company for purposes of Item 406 of Regulation S-K and Rule 5610 of the Nasdaq Listing Rules.

16.	Amendment and Waiver.

This Code may only be amended by the Board, and any waiver or implicit waiver of this Code for an officer or director must be approved by the Board. Any waiver or implicit waiver of this Code for other employees must be granted in writing by the Chief Legal Officer or the Chief Legal Officer’s designee. All amendments or waivers of this Code for a director or executive officer shall be disclosed in the manner prescribed by the Securities and Exchange Commission or any national securities exchange on which the

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Company’s securities are listed. Any waiver of this Code granted to a director or executive officer will be disclosed within four business days, as required by the Nasdaq Listing Rules.

We rely on one another’s good judgment to uphold a high standard of integrity. We are committed to being transparent, accountable, and ethical. We expect all Covered Persons to follow this Code. Please do not be afraid to ask questions or let the appropriate person know of any concerns arising under this Code.

Effective October 1, 2026, as adopted by the Board of Directors of Riot Platforms, Inc.

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